1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 11, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Re:	KKR Income Opportunities Fund (the “Registrant” or the “Fund”)

(File Nos. 333-276632 and 811-22543)

Dear Ms. Vroman-Lee:

This letter responds to comments that you conveyed to me and Brooke Clark via telephone on February 20, 2023, in connection with your review of the registration statement on Form N-2 (the “Registration Statement”) for KKR Income Opportunities Fund filed with the Securities and Exchange Commission (“SEC”) on January 22, 2024. The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which will reflect the responses below. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

Comment 1. Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the SEC.

Response 1. Please see Appendix A to this letter.

Comment 2. Please define the term “SOFR.”

Response 2. The Fund will revise the disclosure accordingly.

Comment 3. Please disclose that investments described as below investment grade are commonly referred to as “junk.”

Response 3. The Fund will revise the disclosure accordingly.

Comment 4. Please complete and update all material information in a pre-effective amendment to the Registration Statement.

Response 4. The Fund notes that all material information will be completed and updated in Pre-Effective Amendment No. 1.

Comment 5. Please disclose the material provisions of the Delaware control share acquisition statute in the prospectus including: (i) the applicable control share voting thresholds; (ii) how voting rights for control shares may be restored; and (iii) any exemptions for acquisitions of control shares. Also, disclose: (i) the rationale for not broadly exempting application of these provisions; (ii) the impact upon shareholders of these provisions; and (iii) whether the board of trustees has considered the provisions and determined that they are in the best interest of the Fund and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the 1940 Act.

Response 5. The Fund will revise the disclosure accordingly.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

APPENDIX A

Common Shareholder Transaction Expenses

Sales Load Paid By You (as a percentage of the offering price)	—	%(1)
Offering Expenses borne by the Fund (as a percentage of the offering price)	—	%(1)
Dividend Reinvestment Plan Fees (per open market purchase transaction fee)	$30.00	(2)
Dividend Reinvestment Plan Fees (per sale transaction fee)	$31.95	(2)

	Percentage of Net Assets Attributable to Common Shares (Assumes Leverage is Used)(4)
Annual Expenses
Management Fee	1.70	%(3)
Interest Expenses and Payments on Borrowing	2.81	%(4)
Other Expenses	0.53	%(5)

Total Annual Expenses	5.04%

(1)

In the event that the securities to which this prospectus relates are sold to or through agents, underwriters or dealers, the related prospectus supplement will disclose the applicable sales load, the estimated amount of total offering expenses (which may include offering expenses borne by third parties on behalf of the Fund), the offering price and the offering expenses borne by the Fund as a percentage of the offering price.

(2)

You will pay a fee of $30.00, which includes any applicable brokerage commissions, in connection with purchases by the DRIP Administrator of common shares on the open market. You will also pay a fee of $31.95 and any applicable brokerage commissions if you direct the DRIP Administrator to sell your common shares held in a dividend reinvestment account. See “Dividend Reinvestment Plan.”

(3)

The Adviser will receive a monthly Management Fee at an annual rate of 1.10% of the average daily value of the Fund’s Managed Assets. Consequently, since the Fund has borrowings outstanding, the Management Fee as a percentage of net assets attributable to common shares is higher than if the Fund did not utilize leverage.

(4)

Assumes the use of leverage through a credit facility and MRPS representing 35.32% of Managed Assets at an annual interest rate expense to the Fund of 5.6%, which is based on the weighted average interest rate currently applicable under the Fund’s existing credit facility and the dividends payable on the MRPS at an annual dividend rate equal to 3.81%. The Fund may use other forms of leverage, which may be subject to different interest expenses than those estimated above. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage and variations in market interest rates.

(5)	The “Other Expenses” shown in the table above and related footnotes are based upon estimated expenses for the current fiscal year.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in common shares, assuming (1) total net annual expenses of 5.06% of net assets attributable to common shares and (2) a 5% annual return.* The actual amounts in connection with the offering will be set forth in the prospectus supplement, if applicable.

1 Year	3 Years	5 Years	10 Years
$51	$151	$252	$503

*

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The example assumes that the estimated “Other Expenses” set forth in the Total Annual Expenses table are accurate and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.